                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the quarter ended March 31, 2004

                        Commission File Number 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                             10 Ang Mo Kio Street 65
                              #05-17/20 Tech Point
                                Singapore 569059
                                 (65) 6824-7888
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F  X     Form 40-F
              -----            -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes        No  X
        -----     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                     ST Assembly Test Services Ltd



                                     By: /s/ Tan Lay Koon
                                        ----------------------------------------
                                     Name  : Tan Lay Koon
                                     Title : President & Chief Executive Officer
                                     Date  : April 29, 2004

EARNINGS RELEASE


                    STATS REPORTS FIRST QUARTER 2004 RESULTS

          NET REVENUES OF $132.3 MILLION, UP 75% FROM YEAR-AGO-QUARTER
 NET INCOME OF $4.1 MILLION AGAINST NET LOSS OF $9.6 MILLION IN YEAR-AGO-QUARTER


o    NET REVENUES OF $132.3 MILLION
o    EARNINGS PER ADS OF $0.04

SINGAPORE AND MILPITAS, CALIFORNIA, APRIL 29, 2004 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today reported first quarter net revenues of $132.3 million, an increase of 75% over the same quarter a year ago and an increase of 11% over the prior quarter.

Net income for the first quarter 2004 was $4.1 million compared to a net loss of $9.6 million in the same quarter a year ago, and net income of $7.8 million in the prior quarter. Diluted earnings per American Depository Share (ADS) was $0.04 and diluted earnings per ordinary share was $0.004 in the first quarter compared to a loss of $0.10 per ADS and $0.01 per ordinary share in the same quarter a year ago, and earnings per ADS and earnings per ordinary share of $0.07 and $0.007, respectively, in the prior quarter.

Tan Lay Koon, President and Chief Executive Officer, commented "Our net revenues were a record $132.3 million in the first quarter, an increase of 11% over the prior quarter, marking our tenth consecutive quarter of sequential revenue growth. We are pleased with the momentum of our revenue growth in the first quarter despite the seasonal weakness, and the delay in the arrival of wafers from some of our customers. The early part of the quarter was softer than expected but March was a record month.

Gross margin improved to 15% this quarter compared to 5% in the quarter a year ago but decreased from the 19% in the prior quarter. Gross margin declined in this quarter as a result of lower utilization due to the late arrival of wafers and further affected by the holidays and shorter working days in the early part of the quarter. In addition, higher materials costs and higher payroll costs (due principally to holiday incentives and additional headcount added early to prepare for the business ramp) also adversely affected gross margin for this quarter compared to prior quarter.

Operating margins were 5% this quarter compared to negative 12% in the same quarter a year ago and 8% in the prior quarter. As a result, net profits were $4.1 million in the first quarter compared to net loss of $9.6 million in the quarter a year ago and net profit of $7.8 million in the prior quarter.

In the first quarter, we saw strength in wireless, broadband access, networking and digital consumer market segments. Computing was flat compared to prior quarter.

Winstek Semiconductor Corporation ("Winstek") contributed 7% of our revenues this quarter, an increase of 54% over the same quarter a year ago, and 6% over the prior quarter.

STATS ended the quarter with a strong balance sheet and our cash, cash equivalents and marketable securities balance was $299.7 million as of March 31, 2004.

During the quarter, we announced the signing of a definitive agreement with ChipPAC Inc. ("ChipPAC"), one of the largest suppliers of high-end packaging design, assembly and test solutions, to merge in a stock-for-stock transaction to form STATS ChipPAC Ltd. This merger will enable the combined company to be a global player that can provide fully integrated, multi-site, end-to-end assembly and testing solutions, by combining the testing excellence of STATS, with the package development and manufacturing assembly excellence of ChipPAC. We believe this is a powerful differentiating factor and a compelling value proposition for our customers. ChipPAC's leadership in advanced packaging technologies such as stacked-die and SiP technologies combined with STATS' leadership in testing will enable us to create a platform for growth and a more robust and resilient business model.

The merger, which is subject to approval from shareholders of both STATS and ChipPAC, receipt of a ruling from US tax authorities relating to the tax treatment of the merger for ChipPAC stockholders and other customary closing conditions is expected to close by the end of second quarter 2004. The Hart Scott Rodino waiting period applicable to the merger terminated effective March 19, 2004 and we filed a registration statement on Form F-4 with the United States Securities and Exchange Commission on April 6, 2004.

We have also started integration discussions with ChipPAC and they are progressing well and as we had planned.


HIGHLIGHTS OF FINANCIAL PERFORMANCE

     o Net revenues for the first quarter were $132.3 million compared to $75.5 million in the same quarter a year ago, and $119.6 million in the prior quarter. Net revenues in this quarter comprised assembly revenues of $65.3 million, or 49% of net revenues, test revenues of $66.6 million or 50% of net revenues and other revenues of $0.4 million. Revenues from array packages were 49% of assembly revenues.

     o Gross profit for first quarter 2004 was $20.3 million or a gross margin of 15% compared to gross profit of $3.5 million or gross margin of 5% in the same quarter a year ago and gross profit of $22.8 million or gross margin of 19% in the prior quarter.

     o Depreciation expense and the cost of leasing production equipment was $40.3 million in the first quarter 2004 compared to $31.0 million in the same quarter a year ago, and $35.8 million in the prior quarter.

     o Operating expenses in the first quarter 2004 were $13.6 million compared to $12.8 million in the same quarter a year ago, and $13.8 million in the prior quarter.

     o Selling, general and administrative ("SG&A") expenses for the first quarter of 2004 were $10.3 million or 8% of net revenues compared to $8.7 million or 12 % of net revenues in the same quarter a year ago, and $10.2 million or 9% of net revenues in the prior quarter.

     o Research and development ("R&D") expenses were $3.3 million in the first quarter or 3% of net revenues compared to $4.5 million or 6% of net revenues in the same quarter a year ago, and $3.2 million or 3% of net revenues in the prior quarter.

     o Unit shipments for the test business in first quarter 2004 increased by 73% over the same quarter a year ago, and increased 6% sequentially. Unit shipments in our assembly business increased by 83% over the same quarter a year ago, and increased 11% sequentially.

     o Average selling prices (ASPs) for the test business increased 1% compared to the prior quarter due principally to an increase in the number of complex devices tested requiring longer test time. ASPs in the assembly business remained approximately the same as the prior quarter.

     o Capital expenditures, including that of Winstek and FastRamp, were $69.8 million in this quarter principally for new capabilities and production equipment. As of March 31, 2004, the company had 417 testers, including 84 testers at Winstek, 19 testers at FastRamp and 1,237 wirebonders.


MIXED SIGNAL EXPERTISE

Mixed signal devices continued to be the largest contributor to our test revenues, comprising 85% of total test revenues in the first quarter 2004. During the quarter, revenues from high-end digital testing increased over the prior quarter but decreased as a percentage of test revenues to 15%.

                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                           THREE MONTHS ENDED
                              DECEMBER 31, 2003              MARCH 31, 2004
--------------------------------------------------------------------------------
TYPE OF TESTING              % OF TEST REVENUES            % OF TEST REVENUES
--------------------------------------------------------------------------------
Mixed Signal                        84.0                          85.2
--------------------------------------------------------------------------------
Digital                             16.0                          14.8
--------------------------------------------------------------------------------


MARKET DYNAMICS

The communications segment continued to be our largest revenue contributor in this quarter accounting for 66% of net revenues. Net revenues from integrated device manufacturers ("IDMs") and fabless semiconductor companies were about the same from the prior quarter at 48% and 43% of net revenues, respectively.

The United States remained our largest revenue contributor by region, contributing 83% of net revenues and revenues from Europe and Asia decreased slightly as a percentage of net revenues in this quarter.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                             THREE MONTHS ENDED
                              DECEMBER 31, 2003              MARCH 31, 2004
--------------------------------------------------------------------------------
MARKET SEGMENT                % OF NET REVENUES             % OF NET REVENUES
--------------------------------------------------------------------------------
Communications                      64.7                          65.7
--------------------------------------------------------------------------------
Computer                            24.8                          24.0
--------------------------------------------------------------------------------
Consumer/Others                     10.5                          10.3
--------------------------------------------------------------------------------

                            REVENUES BREAKDOWN BY REGION


                                             THREE MONTHS ENDED
                             DECEMBER 31, 2003               MARCH 31, 2004
--------------------------------------------------------------------------------
REGION                       % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
United States                      81.8                           82.9
--------------------------------------------------------------------------------
Europe                              5.8                            4.8
--------------------------------------------------------------------------------
Asia                               12.4                           12.3
--------------------------------------------------------------------------------

                        REVENUES BREAKDOWN BY CUSTOMER TYPE

                                            THREE MONTHS ENDED
                             DECEMBER 31, 2003               MARCH 31, 2004
--------------------------------------------------------------------------------
CUSTOMER TYPE                % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
Foundries                           9.1                            9.6
--------------------------------------------------------------------------------
Fabless                            42.9                           42.9
--------------------------------------------------------------------------------
IDMs                               48.0                           47.5
--------------------------------------------------------------------------------


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"Based on current outlook, we expect revenues in the second quarter of 2004 to be about 5% to 10% higher than in the first quarter of 2004," said Tan Lay Koon, President and Chief Executive Officer.

"We expect aggregate utilization in the second quarter to improve marginally from the 69% in the first quarter. We continue to expect our capital expenditures to be about $200 million to $250 million for 2004, as previously announced" added Pearlyne Wang, Acting Chief Financial Officer.


HIGHLIGHTS OF FIRST QUARTER ACHIEVEMENTS

During the quarter, STATS introduced a new dual row version of its popular Quad Leadless Package which delivers higher input/output (I/O) performance in a cost effective package for wireless and other hand held applications. Utilizing the same assembly and test process as the standard Quad Leadless Package, STATS' Dual Row Quad Leadless Package (QLP-DR) offers a high performance device with high yield and reliability at a lower cost than many laminate or tape substrate based chip scale packages and wafer level chip scale packages. The QLP-DR is a lead free/green package which is more cost effective than laminate based packages.

During the quarter, STATS was awarded the 2003 "Supplier Excellence Award" in the Assembly and Test category from Analog Devices, Inc. ("ADI") for the third consecutive year. The ADI Supplier Awards were based on an exacting supplier rating program. Among the key performance metrics that determined the recipients were on-time delivery, cycle time, yield and quality in quantitative terms, as well as technology and service.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004
                          IN THOUSANDS OF U.S. DOLLARS

                                                                       FOR THE THREE MONTHS ENDED MARCH 31,
                                                                       ------------------------------------
                                                                              2003                  2004
                                                                            --------             ----------
Net revenues .........................................................      $ 75,531             $  132,328
Cost of revenues .....................................................       (72,015)              (112,062)
                                                                            --------             ----------
Gross profit .........................................................         3,516                 20,266
                                                                            --------             ----------
Operating expenses:
  Selling, general and administrative ................................         8,704                 10,253
  Research and development ...........................................         4,492                  3,345
  Other general expenses, net ........................................          (387)                   (37)
                                                                            --------             ----------
     Total operating expenses ........................................        12,809                 13,561
                                                                            --------             ----------
Operating income (loss) ..............................................        (9,293)                 6,705

Other income (expense), net:
  Interest expense, net ..............................................        (1,666)                (3,328)
  Foreign currency exchange gain (loss) ..............................          (236)                 1,026
  Other non-operating income, net ....................................           990                    454
                                                                            --------             ----------
     Total other expense, net ........................................          (912)                (1,848)
                                                                            --------             ----------
Income (loss) before income taxes ....................................       (10,205)                 4,857
Income tax benefit (expense) .........................................         1,111                   (509)
                                                                            --------             ----------
Income (loss) before minority interest ...............................        (9,094)                 4,348
Minority interest ....................................................          (533)                  (282)
                                                                            --------             ----------
Net income (loss) ....................................................      $ (9,627)            $    4,066
                                                                            --------             ----------
Basic net income (loss) per ordinary share ...........................      $  (0.01)            $     0.00
Diluted net income (loss) per ordinary share .........................      $  (0.01)            $     0.00
Basic net income (loss) per ADS ......................................      $  (0.10)            $     0.04
Diluted net income (loss) per ADS ....................................      $  (0.10)            $     0.04

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic ..............................................................       992,246              1,076,713
                                                                            ========             ==========
- diluted ............................................................       992,246              1,081,215
                                                                            ========             ==========
ADS (in thousands) used in per ADS calculation:
- basic ..............................................................        99,225                107,671
                                                                            ========             ==========
- diluted ............................................................        99,225                108,122
                                                                            ========             ==========
Other comprehensive income (loss):
  Unrealized gain on available-for-sale marketable securities ........           314                    553
  Realized loss on available-for-sale marketable securities included
   in net income (loss) ..............................................            17                      1
  Foreign currency translation adjustment ............................             3                  1,182
                                                                            --------             ----------
Comprehensive gain (loss) ............................................      $ (9,293)            $    5,802
                                                                            ========             ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 2003 AND MARCH 31, 2004
                          IN THOUSANDS OF U.S. DOLLARS

                                                 DECEMBER 31,   MARCH 31,
                                                  2003            2004
                                                 ------------  ----------
ASSETS
Current assets:
  Cash and cash equivalents ...................   $ 313,163    $  111,235
  Marketable securities .......................      11,144        97,308
  Accounts receivable, net ....................      79,899       100,661
  Amounts due from ST and ST affiliates .......       7,050         8,796
  Other receivables ...........................       2,773         3,164
  Inventories .................................      19,839        25,359
  Prepaid expenses and other assets ...........      14,863        31,283
                                                  ---------    ----------
     Total current assets .....................     448,731       377,806
Marketable securities .........................      23,313        91,181
Prepaid expenses ..............................       6,283        16,939
Property, plant and equipment, net ............     476,073       507,013
Goodwill and other assets .....................      39,452        52,110
                                                  ---------    ----------
     Total Assets .............................   $ 993,852    $1,045,049
                                                  =========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable ............................   $   8,042    $   27,612
  Payables related to property, plant and
    equipment purchases .......................      54,089        65,310
  Accrued operating expenses ..................      40,661        41,627
  Income taxes payable ........................       3,383         3,436
  Amounts due to ST and ST affiliates .........       1,836           465
  Short term borrowings .......................           -         4,912
  Current obligations under capital leases ....       5,296         2,416
  Current installments of long-term debt ......       6,841         9,878
                                                  ---------    ----------
     Total current liabilities ................     120,148       155,656
Obligations under capital leases, excluding
 current portion ..............................         812           321
Long-term debt, excluding current installments       31,410        31,109
Convertible notes .............................     327,379       330,306
Other non-current liabilities .................       4,463        10,800
                                                  ---------    ----------
     Total liabilities ........................     484,212       528,192

Minority interest .............................      33,684        34,950

Shareholders' equity:

Share capital .................................     172,434       172,459
Additional paid-in capital ....................     489,355       489,479
Accumulated other comprehensive loss ..........      (9,921)       (8,185)
Accumulated deficit ...........................    (175,912)     (171,846)
                                                  ---------    ----------
     Total shareholders' equity ...............     475,956       481,907
                                                  ---------    ----------
     Total Liabilities and Shareholders' Equity   $ 993,852    $1,045,049
                                                  =========    ==========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2004
                          IN THOUSANDS OF U.S. DOLLARS

                                                            FOR THE THREE MONTHS ENDED MARCH 31,
                                                            ------------------------------------
                                                                    2003                  2004
                                                                  --------             ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) .....................................           $ (9,627)            $   4,066
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization .......................             28,355                35,628
  Amortization of leasing prepayments .................              3,553                 4,012
  Gain on sale of property, plant and equipment .......               (386)                  (36)
  Accretion of discount on convertible notes ..........              1,625                 2,927
  Foreign currency exchange loss (gain) ...............                252                  (884)
  Deferred income taxes ...............................             (1,500)                  491
  Minority interest in income (loss) of subsidiary ....                533                   282
  Others ..............................................                 19                   (43)
Changes in operating working capital:
  Accounts receivable .................................             (8,161)              (20,562)
  Amounts due from ST and ST affiliates ...............                243                (1,502)
  Inventories .........................................               (617)               (5,520)
  Other receivables, prepaid expenses and other assets               5,719               (29,823)
  Accounts payable, accrued operating expenses and
   other payables .....................................             (1,906)               20,223
  Amounts due to ST and ST affiliates .................                595                (1,497)
                                                                  --------             ---------
Net cash provided by operating activities .............             18,697                 7,762
                                                                  --------             ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities              6,347                 1,408
Purchases of marketable securities ....................                  -              (147,610)
Purchases of property, plant and equipment ............            (26,951)              (52,377)
Others, net ...........................................                413               (14,918)
                                                                  --------             ---------
Net cash used in investing activities .................            (20,191)             (213,497)
                                                                  --------             ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ..........................               (144)               (5,057)
Repayment of long-term debt ...........................             (7,397)               (1,072)
Proceeds from issuance of shares ......................                 24                   110
Proceeds from bank borrowings .........................                  -                12,613
Decrease in restricted cash ...........................                662                    24
Capital lease payments ................................             (2,977)               (3,407)
                                                                  --------             ---------
Net cash provided by (used in) financing activities ...             (9,832)                3,211
                                                                  --------             ---------
Net decrease in cash and cash equivalents .............            (11,326)             (202,524)
Effect of exchange rate changes on cash and
 cash equivalents .....................................               (234)                  597
Cash and cash equivalents at beginning of the period ..            167,661               313,162
                                                                  --------             ---------
Cash and cash equivalents at end of the period ........           $156,101             $ 111,235
                                                                  ========             =========
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest ............................................           $  2,456             $   2,024
  Income taxes ........................................           $     77             $       5

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, China and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain statements in this press release including statements regarding our business outlook and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; the impact of our proposed merger with ChipPAC, Inc.: demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 19, 2004. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to "$" are to the lawful currency of the United States of America.

Additional Information About the Proposed Merger and Where to Find It

STATS and ChipPAC have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed merger (the "Merger") involving STATS and ChipPAC pursuant to the terms of an Agreement and Plan of Merger and Reorganization among STATS, Camelot Merger, Inc., a wholly owned subsidiary of STATS, and ChipPAC. A shareholders' circular to be issued by STATS will be mailed to the shareholders of STATS and the proxy statement/prospectus will be mailed to the stockholders of ChipPAC respectively. INVESTORS AND SECURITY HOLDERS OF STATS AND CHIPPAC ARE URGED TO READ THE STATS SHAREHOLDERS' CIRCULAR AND THE CHIPPAC PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STATS, CHIPPAC AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by STATS or ChipPAC with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg. Investors and security holders may obtain free copies of the documents filed with the SEC by ChipPAC by contacting ChipPAC Investor Relations, ChipPAC Incorporated, 47400 Kato Road, Fremont, CA 94538, telephone (510) 979-8220 or email ir@chippac.com or David Pasquale at telephone (646) 536-7006 or email dpasquale@theruthgroup.com. Investors and security holders of STATS and ChipPAC are urged to read the STATS shareholders' circular, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations/Corporate Communications          Senior Communications Executive
Tel : (65) 6824 7705, Fax : (65) 6720 7826                    Tel : (65) 6824 7718, Fax : (65) 6720 7826
email : angelaine@stats.st.com.sg                             email: khorhweeeng@stats.st.com.sg


US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                    Tel : (208) 939 3104, Fax : (208) 939 4817
email : daviesd@statsus.com                                   email : lavinl@statsus.com